Exhibit 16.1

February 25, 2008

Office of the Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Sir/Madam:

We have read Item 4.01 of the Form 8-K dated February 25, 2008 of BTU International, Inc. and are in agreement with the statements contained in the first four paragraphs contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,

Vitale, Caturano & Company, Ltd.